January 9, 2020

Thomas Oxenreiter
Chief Financial Officer
Geospatial Corp
229 Howes Run Road
Saver, PA 16055

       Re: Geospatial Corp
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2018 Filed January 6, 2020
           File No. 000-55937

Dear Mr. Oxenreiter:

        We have reviewed your January 6, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 18, 2019 letter.

Amendment No 1 to Form 10-K for the Fiscal Year Ended December 31,2018

Item 8. Financial Statements and Supplementary Data, page 1

1. Amendments must set forth the complete text of each item as amended. Please file an amendment that sets forth the complete text of Item 8. Please refer to Exchange Act Rule
      12b-15.



       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters.
 Thomas Oxenreiter
Geospatial Corp
January 9, 2020
Page 2

FirstName LastNameThomas Oxenreiter   Sincerely,
Comapany NameGeospatial Corp
                                      Division of Corporation Finance
January 9, 2020 Page 2                Office of Trade & Services
FirstName LastName